BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          ITT Corp.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali



Enclosures
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 1)*

                         ITT Corporation
          _______________________________________
                      NAME OF ISSUER:
                Common Stock (No Par Value)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         450912100
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 7 Pages
CUSIP No. 450912100                  Page 2 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and Bankers Trust
  Company are New York corporations.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES         Bankers Trust Company     7,725,383 shares


BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY        Bankers Trust Company         2,700 shares


  EACH         7. SOLE DISPOSITION POWER

REPORTING        Bankers Trust Company      1,990,982 shares

 PERSON        8. SHARED DISPOSITION POWER

  WITH           Bankers Trust Company         16,505 shares





CUSIP No. 450912100                     Page 3 of 7 Pages



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                 Bankers Trust Company    7,728,083 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 Bankers Trust Company        6.6%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK





















 CUSIP No. 450912100                    Page 4 of 7 Pages


Item 1(a)    NAME OF ISSUER:

             ITT Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             1330 Avenue of the Americas
             New York, New York  10019

Item 2(a)    NAME OF PERSON FILING:

               Bankers Trust New York Corporation and its wholly-owned subsidiary Bankers Trust Company as Trustee for various trusts and employee benefit plans, and investment advisor.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)    CITIZENSHIP:

               Bankers Trust New York Corporation and
Bankers Trust Company, as trustee for various trusts and employee benefit plans, and investment advisor, are corporations incorporated in the State of New
York with their principal business offices located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (No Par Value) of ITT
             Corporation






CUSIP No. 450912100                     Page 5 of 7 Pages


Item 2(e)    CUSIP NUMBER:

             450912100

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.


Item 4       OWNERSHIP:

      As of December 31, 1996

      (a)  Amount Beneficially Owned:

                Bankers Trust Company     7,728,083 shares

      (b)  Percent of Class:

                Bankers Trust Company        6.6%

       (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
            vote -

                 Bankers Trust Company      7,725,383 shares

          (ii)  shared power to vote or to direct the
             vote -

                 Bankers Trust Company         2,700 shares



CUSIP No. 450912100                     Page 6 of 7 Pages

          (iii) sole power to dispose or to direct the disposition of -

                 Bankers Trust Company     1,990,982 shares


          (iv) shared power to dispose or to direct the disposition of -

                 Bankers Trust Company        16,505 shares



Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
              SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
              REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.







CUSIP No. 450912100                    Page 7 of 7 Pages



Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of
             changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company, as trustee for various
            trusts, and employee benefit plans, and
            investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company